Filed by E*TRADE Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933

     Subject Company:
Ameritrade Holding Corporation
(Commission File No. 0-49992)

FOR IMMEDIATE RELEASE

E*TRADE FINANCIAL Media Contact
Pam Erickson
E*TRADE FINANCIAL Corporation
617-296-6080
pam.erickson@etrade.com

E*TRADE FINANCIAL Investor Relations Contact
Adam Townsend
E*TRADE FINANCIAL Corporation
703-236-8719
adam.townsend@etrade.com

E*TRADE FINANCIAL CONFIRMS PROPOSAL FOR STRATEGIC
COMBINATION WITH AMERITRADE

New York, May 12, 2005—E*TRADE FINANCIAL [NYSE:ET] today confirmed its proposal to Ameritrade [NASDAQ:AMTD] for a strategic combination of the two companies. The proposal outlined a specific deal structure that would give Ameritrade shareholders 47.5% fully-diluted ownership of the combined E*TRADE FINANCIAL/Ameritrade entity plus approximately $1.5 billion in cash, with expected synergies of at least $650 million. Terms of E*TRADE FINANCIAL’s proposal to Ameritrade also include joint participation in senior management roles and representation on the Board of the combined entity.

     “The proposed deal represents immediate value creation for shareholders of both Ameritrade and E*TRADE FINANCIAL,” said Mitchell H. Caplan, Chief Executive

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Officer, E*TRADE FINANCIAL. “Our proposal would generate tremendous benefit from combined revenue and expense synergies. E*TRADE’s business model provides Ameritrade a differentiated opportunity to take advantage of significant revenue creation by monetizing key aspects of the brokerage business through our cash management structure and by integrating customer order flow with our institutional business.”

     Under Caplan’s leadership, the combined companies would establish an industry-leading franchise with over 7 million customers generating approximately 300,000 trades per day, with total client assets of $170 billion, total client borrowing relationships in excess of $19 billion and the highest pre-tax margins in the industry. Customer benefits of an E*TRADE FINANCIAL/Ameritrade combined entity include an enhanced value proposition with greater access to a suite of online financial solutions, including comprehensive investing, trading, cash management and lending, delivered through select components of each company’s industry-leading technologies.

     E*TRADE FINANCIAL’s management and Board believe the advantages of greater scale in each company’s core transaction businesses, the ability to further leverage customer cash, order flow and borrowing relationships across an integrated platform represent a significant and compelling growth opportunity. “The investment community has clearly stated a need for consolidation in this industry,” added Caplan. “The market’s initial reaction validates its acceptance of the proposal we have put forth.”

About E*TRADE FINANCIAL

The E*TRADE FINANCIAL family of companies provides financial services including investing, trading, banking and lending for retail and institutional customers. Securities products and services are offered by E*TRADE Securities LLC (Member NASD/SIPC). Bank and lending products and services are offered by E*TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries. E*TRADE FINANCIAL and the E*TRADE FINANCIAL logo are registered trademarks or trademarks of E*TRADE FINANCIAL Corporation.

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Important Notice

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This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: whether a transaction with Ameritrade will occur and the terms and conditions of any such transaction; the extent and timing of our ability to realize synergies from the transaction; the effect of the transaction on the number of trades we may generate and our ability to maximize the value of client relationships, our client assets and our ability to maximize the value of those assets, our borrowing relationships and our margins; our ability to obtain required financing for the transaction; and our ability to obtain required regulatory and other approvals in connection with the transaction. In addition, future results could also differ materially from those expressed in the forward looking statements as a result of: changes in market activity; anticipated increases in the rate of new customer acquisition; the conversion of new visitors to the site to customers; the activity of customers and assets held at the institution; seasonality; the development and enhancement of products and services; competitive pressures (including price competition); system failures; economic and political conditions; changes in consumer behavior; and the introduction of competing products having technological and/or other advantages. Additional factors that may affect the future results of E*TRADE FINANCIAL and Ameritrade are set forth in their respective filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This material is not a substitute for the prospectus/proxy statement E*TRADE FINANCIAL and Ameritrade would file with the SEC if a negotiated agreement with Ameritrade is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by E*TRADE and Ameritrade with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to E*TRADE, Attn: Investor Relations or Ameritrade, Attn: Investor Relations.

Participants in the Solicitation

E*TRADE FINANCIAL and its directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from E*TRADE FINANCIAL stockholders and Ameritrade stockholders with respect to the proposed transaction. Information about E*TRADE’s directors and executive officers is available in E*TRADE’s proxy statement for its 2005 annual meeting of shareholders, dated April 22, 2005. Additional information about the interests of potential participants will be included in any registration statement, prospectus/proxy statement and other materials to be filed with the SEC if a negotiated agreement with Ameritrade is reached. © 2005 E*TRADE FINANCIAL Corporation.

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